Prospectus Supplement dated September 8, 2017
To Prospectus dated February 19, 2009
Registration Statement No. 333-155622

Morgan Stanley
Amended and Restated Dividend Reinvestment Plan

To Persons Eligible to participate in the Morgan Stanley’s Amended and Restated Dividend Reinvestment Plan (the “Plan”).  This is a prospectus supplement to the Prospectus dated February 19, 2009 (the “Prospectus”).

Change of Agent

Morgan Stanley appointed Broadridge Corporate Issuer Solutions, Inc., as its new Transfer Agent, Registrar, Administrator and Independent Agent of the Plan (the “Agent”), effective September 8, 2017.  Broadridge Corporate Issuer Solutions, Inc. replaces Computershare Trust Company, N.A. as Agent of the Plan, which had previously replaced BNY Mellon Shareholder Services (as Transfer Agent, Registrar and Record Keeper) and The Bank of New York (as Independent Agent).  As a result, all references in the Prospectus to BNY Mellon Shareholder Services and The Bank of New York or Administrator are changed to Broadridge Corporate Issuer Solutions, Inc. The Broadridge DTC FAST number is #50054.  All purchase and sale requests will be fulfilled through a registered broker-dealer selected by the Independent Agent.

Inquiries about the Plan or your participation in the Plan:

For information about the Plan, your participation in the Plan or shares in your account, you may contact the Agent in any of the following ways:

Written Inquiries:	Overnight Mail:	Telephone Inquiries:

Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. 1155 Long Island Avenue Edgewood, NY 11717	•800-622-2393 •720-414-6858 (Int’l) •855-627-5080 (TDD)

Email: msshareholder@broadridge.com Website: www.shareholder.broadridge.com/ms

Enrollment:

The section entitled “Enrollment” on page 5 of the Prospectus is amended and restated as follows:

There are two ways to enroll in the Plan:

1.
Shareholder of Record. If you are presently a shareholder of record (your shares of Common Stock are registered in your name and not in the name of a broker-dealer or other third party nominee) you may enroll at any time by completing, signing and returning an enrollment form to the Record Keeper.

2.
Beneficial Owner. Beneficial owners whose shares are registered in names other than their own (for example, in the name of a broker, bank or other nominee) may also be eligible to enroll in the Plan. You must work directly with your financial institution in order to make the necessary arrangements on your behalf.

When shares are in more than one name, or the Plan account will be in more than once name (joint tenants, trustees, etc.), all shareholders and or/Plan participants must sign the enrollment form. The Company reserves the right to limit or combine Plan accounts with identical taxpayer identification numbers and registrations. All requests for enrollment are subject to acceptance by the Record Keeper.

Participants may enroll or obtain an enrollment form from the record keeper upon request or online at www.shareholder.broadridge.com/ms.
If your enrollment is accepted less than five business days before a Dividend Record Date, dividend reinvestment on your behalf will commence with the next succeeding dividend.

Partial Reinvestment:

Participants may elect a specified portion of dividends to partially reinvest by percentage or share designation.

Purchase of Shares by the Plan:

The number of shares (including any fraction of a share rounded to six decimal places) of Common Stock credited to your account with respect to any Investment Date or Dividend Payment Date will be determined by dividing the total amount invested on your behalf by the relevant purchase price per share.

Changing Plan Elections:

You may change your Plan elections from time to time by submitting a new election to the Record Keeper using the appropriate form, which will be available upon request from the Record Keeper. Changes in elections will be effective upon receipt by the Record Keeper, except that changes shall not be effective as to any dividend unless received by the Record Keeper not less than five business days before the next Dividend Record Date. The Record Keeper will accept notice only from you or from a person duly authorized in writing to act on your behalf.

Optional Cash Investments:

As a plan participant, you may purchase additional stock for your account in three ways: by regular monthly electronic deductions, by one-time online bank debit, and by check.  Investment dates are every 1st and 15th of the month, or, if that day is not a business day, the business day immediately following each date.

1.
You may authorize automatic monthly deductions from your bank account by completing and returning an authorization form or you may submit a request online by logging into your account at www.shareholder.broadridge.com/ms.  You may choose one or two debit cycles each month to coincide with each investment date referenced above.

After the automatic bank draft is established, reoccurring investment funds will be drawn on the 10th and/or 25th of each month or if the date falls on a non-business day, the next business day. You should allow up to 4 weeks for the first automatic bank draft to be initiated. In order to terminate a bank draft, you must notify Broadridge in writing at least ten (10) business days prior to the next automatic bank draft date in order for the termination to be effective by that date.

2.	You may authorize a one-time online bank debit from your U.S. bank account by logging into your account at www.shareholder.broadridge.com/ms and selecting "Plan Options”.

As an added security measure, Broadridge applies a five business day hold period to the initial association of banking account information to your investor account as well as changes made to established direct deposit or direct debit instructions. This hold period helps prevent unauthorized transactions.

3.
You may make optional cash investments by sending a check (in U.S. dollars) made payable to “Broadridge” along with a completed Stock Purchase Form/Coupon which is attached to each statement you receive.

Participants are furnished periodic statements which show the detail of each transaction and indicate the share balance of the Plan account, providing a simplified method of recordkeeping.  These statements will include but not be limited to receipt of optional cash investments and purchases, dividend reinvestment purchases, sales requests and transfers of stock.

Sales of Shares:

You can sell all or part of the shares in your Broadridge account upon written instructions to the Record Keeper signed by you, by accessing your account online at www.shareholder.broadridge.com/ms or by telephone at 800-622-2393 (International calls: 720-358-3608, TDD calls at 855-627-5080).

Plan Provisions solely for MS&Co. Participants:

The Section of the Prospectus entitled “Plan Provisions Solely for MS&Co. Participants” is no longer applicable.